Press information for release at 07.00 7 March 2005

Taylor Nelson Sofres PLC

SUPPL

Building competitive advantage

Highlights for the year ended 31 December 2004

- **Revenue increased 17.4%; underlying revenue up 4.1%**
- **Operating profit up 28%; operating margin increased to 10.8%**
- **Cost synergies of NFO integration achieved; revenue synergies coming through**
- **Full year dividend raised by 17%**
- **Net debt reduced to £335.1m (2003 £367.7m)**
- **New £500m debt facility signed at significantly lower interest rates**
- **Latin American network strengthened by acquisition in Brazil**

Business performance	*2004*	*2003**	*Change %*
Turnover including joint ventures	£945.3m	£805.2m	**17.4**
Operating profit**	£102.0m	£79.7m	**28.0**
Operating margin**	10.8%	9.9%	
Adjusted profit before tax**	£84.6m	£64.9m	**30.4**
Adjusted earnings per share**	12.7p	10.2p	**24.5**
Total dividend per share	3.5p	3.0p	**16.7**
Statutory results			
Turnover excluding joint ventures	£928.6m	£789.5m	**17.6**
Operating profit before joint ventures and associates	£61.7m	£44.6m	**38.3**
Profit before tax	£43.4m	£31.3m	**38.7**
Basic earnings per share	4.6p	2.8p	**64.3**

** restated as explained in Note 1 to the financial statements*
*** including joint ventures, before goodwill charges and exceptional items*

Chief Executive, Mike Kirkham, said:

"In 2004, TNS passed a significant milestone by successfully completing the largest integration of its kind in the market information industry. In this first full year of trading for the combined group, we have increased underlying revenues by 4.1 per cent, despite the significant internal focus required by the integration process.

"There remain some uncertainties in the global economy but, assuming favourable economic conditions, we expect that the demand for market information worldwide will continue to improve steadily. We believe the market will grow by around 4 per cent in 2005, and expect TNS will grow ahead of that."

dw 3/17

On 7 March, all enquiries to +44 (0)20 7638 9571

Thereafter:

Mike Kirkham, Chief Executive	+44 (0)20 8967 4022
Andy Boland, Finance Director	+44 (0)20 8967 1472
Janis Parks, Head of Investor Relations	+44 (0)20 8967 1584
Margaret George, Citigate Dewe Rogerson	+44 (0)20 7638 9571

Email to: Janis.Parks@tns-global.com

A webcast of the results presentation made to analysts will be broadcast live on the Investor Centre of the group's website, at www.tns-global.com, from 9.00 am on Monday 7 March 2005 and will be available from the website thereafter.

Note to editors
About TNS

TNS is a market information group. We are the world's largest custom research company and a leading provider of social and political polling. We are also a major supplier of consumer panel, TV audience measurement and media intelligence services.

TNS operates a global network spanning 70 countries and employs over 13,000 people. We provide market information and measurement, together with insights and analysis, to local and multinational organisations.

We combine our specialist sector knowledge with expertise in the areas of new product development, motivational research, brand and advertising research and stakeholder management to bring our clients up-to-the minute, internationally consistent information.

We think differently to help our clients build competitive advantage, making TNS the sixth sense of business.

www.tns-global.com

High resolution images of management are available for the media to view and download (free of charge) from www.vismedia.co.uk.

Preliminary results

Taylor Nelson Sofres plc (TNS), a world leader in market information, today announces its preliminary results for the year ended 31 December 2004. Commentary is given on results before goodwill charges as that is the primary basis on which the business is managed. Commentary is also given on statutory numbers. Results reflect the inclusion of the first full year of trading for the business since the acquisition of NFO WorldGroup, Inc. (NFO) in July 2003. 2003 results have been restated in accordance with UITF 17 (revised), as explained in Note 1 to the financial statements.

Turnover

Turnover including joint ventures increased by 17.4 per cent to £945.3 million (2003 £805.2 million). The group increased underlying turnover at constant currency rates by 4.1 per cent for the year. The effect of currency, principally the weakness of the US dollar in 2004, had a negative impact of 4.9 per cent on reported turnover. Turnover excluding joint ventures was £928.6 million (2003 £789.5 million).

Operating profit and margin

Operating profit, including joint ventures, before goodwill charges and integration costs, grew by 28.0 per cent to £102.0 million (2003 £79.7 million). Operating margin, before goodwill charges and integration costs, was 10.8 per cent compared with 9.9 per cent in 2003.

Associates

Income from associates rose to £1.3 million (2003 £0.6 million), due to the inclusion of a full year of income from associates acquired with NFO.

In December 2004, TNS sold its 50 per cent interest in Burke, Inc. (Burke) to its management. Burke was acquired as part of NFO and was not integrated into TNS North American custom research operations. Burke contributed £1.1 million to income from associates in 2004.

Integration costs

Integration costs incurred in the year were £9.8 million (2003 £9.0 million). No further integration costs are expected in respect of the acquisition of NFO in 2005.

The targeted cost synergies of £15 million in 2004 were successfully delivered. This will rise to £20 million on an annualised basis in 2005.

Interest

The net interest charge, including other finance charges, was £18.7 million (2003 £15.4 million), reflecting a full year of the additional borrowings related to the NFO acquisition.

TNS today announces that it has refinanced its bank facilities, replacing the acquisition-based facilities put in place at the time of the NFO acquisition. A syndicate of ten banks has provided new revolving credit facilities of £500 million. The initial margin of LIBOR plus 72.5bp represents a significant reduction from the previous facility and, at current interest rates, would reduce the group's interest charge by approximately £2 million annually.

Refinancing of the group's bank facilities has led to an exceptional finance charge of £3.6 million. This non-cash charge relates to the write down of the unamortised portion of facility arrangement fees that were incurred at the time of the NFO acquisition.

Profit before tax

Profit before tax, goodwill charges and exceptional items grew 30.4 per cent to £84.6 million (2003 £64.9 million) and, after these charges, profit before tax was £43.4 million (2003 £31.3 million).

Tax

The tax charge for 2004 was £21.1 million (2003 £18.0 million), representing a reported tax rate before goodwill charges of 29.6 per cent. Excluding the one-off tax benefit from exceptional items the underlying tax rate was 32.0 per cent.

Minority interests

Minority interests increased to £2.1 million (2003 £1.5 million), due principally to an improved performance in Russia and the inclusion of minority interests acquired with NFO.

Earnings and dividend per share

Based on a weighted average of 437.6 million shares, adjusted earnings per share before goodwill charges and exceptional items were 12.7p (2003 10.2p), an improvement of 24.5 per cent. Basic earnings per share were 4.6p (2003 2.8p).

The board is recommending a final dividend of 2.4p (2003 2.05p), giving a 16.7 per cent increase in total dividend for the year of 3.5p (2003 3.0p). The dividend will be paid on 6 July 2005 to shareholders on the register on 27 May 2005.

Net debt and cash flow

Net debt at 31 December 2004 was £335.1 million, compared with £367.7 million at 31 December 2003 and £370.7 million at 30 June 2004. The movement in working capital generated a net outflow of £0.2 million in the year. The group's operating cash flow was £107.2 million. Net debt to EBITDA at 31 December 2004 was 2.6x (2003 3.1x).

Capital expenditure

Capital expenditure for 2004 was £24.5 million (2003 £18.3 million). The main category of capital expenditure is IT.

Goodwill

Goodwill charges in 2004 amounted to £27.8 million (2003 £23.9 million), reflecting the full year of amortisation of goodwill arising from the acquisition of NFO. The charge includes £24.3 million of amortisation (2003 £17.4 million) and impairment charges of £3.5 million (2003 £6.5 million).

International Financial Reporting Standards (IFRS)

The first full reporting under IFRS will be the interim results for the six months to 30 June 2005. In order to allow comparison in advance, an unaudited income statement and group balance sheet for 2004 will be published on 21 March 2005. This will be accompanied by a conference call at 14.00 that day.

The main area of impact of IFRS is that the value of share-based payments is charged to the income statement over the minimum life of the options (IFRS 2). On a rolling basis, over the full life of the options, it is anticipated that the likely charge would represent approximately 5 per cent of adjusted operating profit.

Commenting on the 2004 results, Mike Kirkham, Chief Executive of TNS, said:

Market information industry's largest integration completed in 2004

"In 2004, TNS passed a significant milestone by successfully completing the largest integration of its kind in the market information industry. In this first full year of trading for the combined group, we have increased underlying revenues by 4.1 per cent, despite the significant internal focus required by the integration process. During 2004 we began to benefit from revenue synergies delivered by the integration. These more than offset the expected one-off items of revenue leakage, without which, underlying revenue would have increased ahead of the estimated rate of market growth.

Our markets

"2004 was a year of gradual improvement in the demand for market information worldwide. Syndicated and continuous services continued to grow steadily. Growth in the market for custom research was more varied by region and evidence of this can be seen in the group's performance by geography in 2004. In general, the more mature markets of North America and Western Europe are seeing slower growth than the developing economies of Central and Eastern Europe, Latin America and Asia Pacific.

"Asia Pacific remains the fastest growing region in which we operate. It was the first of our regions to complete the integration process. We now have the area's largest custom business outside Japan and are well positioned to take advantage of the positive trends in the market.

Developments in specialised sectors

"As well as successfully completing the integration process and delivering on our key financial performance metrics, the past twelve months have seen a number of significant developments right across our business. All of these developments are designed to help us to build sustainable competitive advantage.

"Looking at our globally managed sectors, we have been quick to respond to changes in these specialist markets and more initiatives are planned in 2005. In our syndicated consumer panels business, Worldpanel, we have announced a wide range of developments across a number of countries. We will increase sample size for nine existing panels, including UK, which will rise to 20,000 homes by the end of 2005 and to 25,000 in 2006. We will introduce nine new panel services, including a new national panel in China. We have already launched a new household panel in Mexico. In addition, we are investing in enhanced methodologies to improve the speed and accuracy of the data we provide.

"In our Media Intelligence business, we have expanded the range of Hispanic media monitored in the US. We have also significantly enhanced our US service offerings. This includes a system-wide upgrade of our industry-leading television monitoring system, MediaWatch, to give increased accuracy and full motion colour capture. In TV Audience Measurement we have extended our services in growing markets such as Russia and China, where demand from advertisers for insights into viewing habits continues to increase.

"In Healthcare, the world's largest pharmaceutical companies are increasingly focusing their marketing activities on the ongoing performance of their existing brands and not just the launch of new products. Run as a globally managed sector for the first time in 2004, our Healthcare business has successfully

responded to these developments and won incremental business from our key accounts, including the world's five largest pharmaceutical companies.

"In the digital world, many of our IT and Telecoms clients have entered into new markets and joint ventures. We have responded to this convergence between IT and Telecoms by merging these divisions to form one combined Technology sector. Clients such as Sony Ericsson are now able to take better advantage of our expertise in both areas. We were also recently named as one of Samsung's preferred suppliers of market research.

Managed access panel roll out

"On the custom side of the business, we completed the work required to launch our European access panel, 6thdimension, in February 2005. This will be managed from a central hub in Amsterdam. Customers will now be able to take advantage of quicker and more consistent information collection in France, Germany, Italy, Netherlands, Spain and the UK, with more countries to follow in the next phase. We continue to build on our market leading position in high-quality managed access panels and we will be first to market with the launch of our extensive access panel in Asia Pacific later in 2005.

Focus on developing markets

"In addition to Asia Pacific, we have also focused our attention on other developing regions in the past twelve months. We have continued to invest in both syndicated and custom research services in countries in Central and Eastern Europe, such as Russia, Poland and the Czech Republic. In Latin America, as well as the extension of our household panel joint venture Latinpanel into 14 countries, we have today separately announced the acquisition of Interscience, the highly regarded custom market research organisation in Brazil, thus filling the last remaining significant gap in our international network. TNS is now even better positioned to satisfy the demand for multi-country research from international clients in developing markets.

Building competitive advantage

"As a result of bringing together TNS and NFO, we have successfully attained significant cost synergies. We continue to manage costs diligently and look for more efficient ways to operate the business. For example, we have been able to close 17 telephone call centres since the merger. We have also substantially increased the capacity of our IT support, data processing and software development offshoring facility in Hyderabad.

"The main purpose of bringing together TNS and NFO was to create a platform for growth. Evidence of this can be seen in the many contracts we have won in the past twelve months. These include the Standard Eurobarometer, the largest survey of public opinion in the world.

"As we look into 2005 and beyond, each of the aspects outlined above will provide our business with an element of competitive advantage: our global network, our specialist sector knowledge and our experience in managing high quality access panels. It is the unique combination of these elements that we have put in place in the past 18 months that will be the basis of building *sustainable* competitive advantage in custom research.

"It is this sustainable competitive advantage that will help drive margin improvement. Assuming the continuation of favourable market conditions, the group aims to achieve margin improvement of around 50 basis points in 2005.

Outlook

"There remain some uncertainties in the global economy but, assuming favourable economic conditions, we expect that the demand for market information worldwide will continue to improve steadily. We believe the market will grow by around 4 per cent in 2005, and expect TNS will grow ahead of that.

"In Europe, our largest region, we expect to achieve steady improvement in underlying growth, with some regional variation. We also anticipate steady improvement in the Americas, with the access panel once more being a key driver. Asia Pacific should again be the fastest growing part of our global network, with continued strong performance across the region.

"By sector, we expect the demand for research in the Consumer sector to remain robust and that sector should grow ahead of the market in 2005. The strength of our innovation in both Media Intelligence and TV and Radio Audience Measurement should help our Media sector also to grow well. A resumption of growth is expected in Business Services, albeit at a modest level. Cautious levels of commitment in corporate IT spend and the competitive nature of the US healthcare market will have some effect on Technology and Healthcare. Reasonable rates of growth are anticipated in both sectors in 2005."

REVIEW OF OPERATING ACTIVITIES

TURNOVER

Calculation of underlying turnover growth

2004 represents the first full year of trading for the business since the acquisition of NFO. Given the size of the acquisition, from the 2004 interim results onwards the group has changed the method of calculating underlying growth to one that allows a meaningful understanding of the enlarged group's performance. Underlying growth has been calculated by taking the increase in 2004 turnover, including turnover from acquisitions, over 2003 pro forma turnover, at constant exchange rates. The 2003 pro forma turnover assumes that any acquisitions and discontinued operations in 2004 were owned for the comparable period in the prior year.

Regional turnover performance

	Year to 31 December		Change	
	2004	**2003**	**Reported**	**Underlying**
	£m	**£m**	**%**	**%**
UK	**158.2**	143.0	10.6	(0.1)
France	**135.1**	128.5	5.1	0.9
Rest of Europe	**324.5**	256.8	26.4	7.1
Europe	**617.8**	528.3	16.9	3.8
Americas	**241.4**	206.8	16.7	2.6
Asia Pacific	**86.1**	70.1	22.8	10.8
Total	**945.3**	805.2	17.4	4.1

Europe (including Middle East and Africa)

Market conditions improved across Europe in 2004, although the rate of improvement varied by country. Against this backdrop, TNS grew by 3.8 per cent in the region, on an underlying basis. The growth was held back by the withdrawal of the BASES licence previously held by NFO, which affected underlying revenue growth in France by 180 basis points and in the UK by 110 basis points.

In the UK, syndicated services maintained steady rates of growth throughout the year. However, in the non-consumer sectors of the UK custom business, disruption associated with the integration meant performance was weaker than expected in the second half of the year, as new business wins fell below expectations. Action has been taken to redress this situation in the UK, including operational improvements to increase the level of business development activity, with particular focus on key accounts. The benefits of these actions are expected to come through progressively during 2005. Overall performance in the UK was broadly flat.

Underlying growth in France was 0.9 per cent, in line with expectations. The Telecoms sector showed good growth and in syndicated services, consumer panels and Media Intelligence continued to perform well.

Underlying growth in the Rest of Europe was strong, at 7.1 per cent. An excellent performance in Germany was well ahead of the market, largely driven by the Consumer, Healthcare and Automotive sectors.

Americas

Consumer customised in the US grew ahead of the market, benefiting from a good performance from the access panel, both in underlying terms and in the level of business transferred onto the panel. The Healthcare market in North America remains very competitive and affected growth in the Americas region in 2004. The Presidential elections in the US had a positive impact on the second half performance of Media Intelligence, which showed solid growth for the year.

In Latin America, the group's consumer panel joint venture, Latinpanel, performed well, benefiting from extension into further countries in the region. In the custom business, a strong performance in Argentina was offset by Mexico, which continued to have an adverse effect on the region as a whole. Mexico is subject to a goodwill impairment charge of £3.3 million in 2004. With a strengthened management team, the business is expected to stabilise in 2005. Underlying growth in the Americas region overall was 2.6 per cent.

Asia Pacific

Economic conditions in Asia Pacific continue to stimulate buoyant growth in market research. The group's operations also benefited from being the first part of the network to complete the integration process and won a significant number of pan-regional accounts. With underlying growth of 10.8 per cent, the group performed well across the region, especially in China and Korea.

Sector turnover performance

	Year to 31 December		Change	
	2004	**2003**	**Reported**	**Underlying**
	£m	**£m**	**%**	**%**
Consumer	**330.0**	270.5	22.0	5.5
Media	**176.4**	169.5	4.1	4.5
Business Services	**133.0**	113.1	17.6	(0.8)
Technology	**104.9**	91.0	15.3	4.9
Healthcare	**80.7**	63.2	27.7	5.6
Other activities	**120.3**	97.9	22.9	4.0
Total	**945.3**	805.2	17.4	4.1

Consumer

Worldpanel again showed good growth for the year across all areas, especially in Asia Pacific, where there were a significant number of new client wins. Performance in Europe was boosted by the expansion of the French panel from 8,000 to 12,000 households. Consumer customised delivered a robust performance for the year, particularly in the US, which benefited from the strength of the access panel. As expected, growth in the second half of the year was slower than in the first, as a result of the loss of the BASES licence in Europe. Overall, the Consumer sector achieved underlying growth of 5.5 per cent for the year.

Media

Media Intelligence benefited from the effects of improving advertising and public relations markets in 2004, with UK, France, Spain and Russia all showing strong performance for monitoring services. The US saw a positive impact from additional work associated with the Presidential elections. TV and Radio Audience Measurement performed well in 2004, driven by new developments in markets such as China. Growth also came from new developments in established markets, including the UK. Overall, the Media sector grew by 4.5 per cent in 2004.

Business Services

Business Services continues to stabilise slowly, with the gradual pick up in corporate earnings and the business-to-business market, especially in the more mature areas, such as the UK and US. However, the sector as a whole declined by 0.8 per cent for the year, with growth offset by the one-off impact of losing third party business previously conducted for competitors on the US access panel.

Technology (previously IT/Telecoms)

The Technology sector grew by 4.9 per cent, ahead of the overall market in 2004. Germany performed especially well, with stronger relationships and new business from key accounts helping to drive growth.

Healthcare

Healthcare grew ahead of the market for the year as a whole, at a rate of 5.6 per cent, benefiting from its first full year of operation as a globally managed sector. As anticipated, growth in the first half year was faster, as the comparative was stronger in second half of 2003. Healthcare in Germany was particularly strong in 2004, benefiting from the focus on brand performance for key accounts. This helped to offset a weaker performance in the US, where the market remains competitive.

Other

The Polling & Social sector had a strong year, with growth driven by elections in markets such as US, Spain, Germany, Korea and Philippines. Also in 2004, TNS won a major four-year contract with the European Commission for the Standard Eurobarometer, the largest public opinion survey in the world.

The Automotive sector benefited at the start of 2004 from the acquisition of Area, the market leader in Spain. The division also benefited from growth in new car registrations in emerging markets, such as China.

GROUP PROFIT AND LOSS ACCOUNT

For the year ended 31 December

	Notes	2004 £m	2003 restated £m
Turnover – continuing activities		**945.3**	805.2
Less share of joint ventures		**(16.7)**	(15.7)
Turnover excluding joint ventures	2	**928.6**	789.5
Cost of sales		**(316.4)**	(275.6)
Gross profit		**612.2**	513.9
Administrative expenses		**(540.7)**	(460.3)
Integration costs – exceptional item		**(9.8)**	(9.0)
		(550.5)	(469.3)
Operating profit before joint ventures and associates			
Continuing activities (after goodwill charges of £27.2m, 2003 £23.3m)	2	**61.7**	44.6
Share of operating profit of joint ventures (after goodwill charges of £0.6m, 2003 £0.6m)		**2.7**	2.2
Operating profit including joint ventures before goodwill charges and integration costs	2	**102.0**	79.7
Integration costs – exceptional item		**(9.8)**	(9.0)
Goodwill charges		**(27.8)**	(23.9)
Operating profit including joint ventures	2	**64.4**	46.8
Share of operating profit of associates		**1.3**	0.6
Profit on ordinary activities before interest and taxation		**65.7**	47.4
Net interest payable and similar charges		**(18.7)**	(15.4)
Exceptional finance charges		**(3.6)**	(0.7)
Profit on ordinary activities before taxation		**43.4**	31.3
Taxation on profit on ordinary activities		**(21.1)**	(18.0)
Profit on ordinary activities after taxation		**22.3**	13.3
Equity minority interests		**(2.1)**	(1.5)
Profit for the year		**20.2**	11.8
Dividends		**(15.4)**	(13.1)
Retained profit/(loss) for the year		**4.8**	(1.3)
Adjusted earnings per share before goodwill charges and exceptional items	3	**12.7p**	10.2p
Basic earnings per share	3	**4.6p**	2.8p
Diluted earnings per share	3	**4.5p**	2.8p
Dividend per share		**3.5p**	3.0p

There is no difference between the profit on ordinary activities before taxation and the retained profit/(loss) for the year stated above, and their historical cost equivalents.

GROUP BALANCE SHEET

At 31 December

	2004 £m	2003 restated £m
Fixed assets		
Intangible assets	**352.0**	371.1
Tangible assets	**83.6**	81.0
Investments		
Share of gross assets of joint ventures	**27.0**	24.6
Share of gross liabilities of joint ventures	**(10.2)**	(4.6)
	16.8	20.0
Associates	**1.0**	7.1
Other investments	**0.6**	0.3
	18.4	27.4
	454.0	479.5
Current assets		
Stock	**75.0**	76.3
Debtors	**265.6**	259.9
Current asset investments	**0.7**	0.9
Cash at bank and in hand	**57.4**	32.2
	398.7	369.3
Creditors: amounts falling due within one year	**(342.9)**	(433.1)
Net current assets/(liabilities)	**55.8**	(63.8)
Total assets less current liabilities	**509.8**	415.7
Creditors: amounts falling due after more than one year	**(391.6)**	(294.3)
Provisions for liabilities and charges	**(35.8)**	(44.7)
Net assets	**82.4**	76.7
Capital and reserves		
Called up share capital	**22.3**	22.2
Share premium	**123.8**	120.0
Shares to be issued	**4.2**	-
Other reserves	**1.5**	1.4
Profit and loss account	**(78.1)**	(73.8)
Equity shareholders' funds	**73.7**	69.8
Equity minority interests	**8.7**	6.9
	82.4	76.7

GROUP CASH FLOW STATEMENT
For the year ended 31 December

	Notes	2004 £m	2003 £m
Cash flow from operating activities			
Net cash inflow from continuing operating activities	4	**107.2**	104.9
Dividends received from joint ventures and associates		**2.6**	3.5
Returns on investments and servicing of finance			
Interest received		**0.7**	1.1
Interest paid		**(20.2)**	(13.1)
Capitalised arrangement fees		**-**	(5.6)
Dividends paid to minority interests		**(1.4)**	(0.9)
Net cash outflow from returns on investments and servicing of finance		**(20.9)**	(18.5)
Taxation			
Taxation paid		**(19.6)**	(19.4)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(26.7)**	(22.7)
Purchase of own shares		**(4.1)**	-
Sale of tangible fixed assets		**2.2**	4.4
Net cash outflow from capital expenditure and financial investment		**(28.6)**	(18.3)
Acquisitions and disposals			
Purchase of subsidiary undertakings and businesses	4	**(12.5)**	(279.8)
Net cash acquired with subsidiary undertakings and businesses	4	**1.5**	10.9
Sale of subsidiary undertakings and businesses		**0.4**	0.3
Sale of associates		**7.4**	-
Net cash disposed of on sale of subsidiary undertakings and businesses		**(0.3)**	(0.2)
Net cash outflow from acquisitions and disposals		**(3.5)**	(268.8)
Equity dividends paid		**(13.7)**	(10.7)
Cash inflow/(outflow) before financing		**23.5**	(227.3)
Financing			
Issue of shares		**-**	52.0
Proceeds on exercise of share options		**3.2**	2.9
Expenses arising on the issue of shares		**-**	(1.1)
(Decrease)/increase in debt	4	**(1.6)**	170.5
Increase/(decrease) in cash in the year	4	**25.1**	(3.0)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 31 December

	2004 £m	2003 restated £m
Profit for the year	**20.2**	11.8
Disposal of goodwill in reserves	-	0.7
Translation differences on foreign currency net investments less translation differences on foreign currency loans taken out to fund those investments	**(8.6)**	(19.4)
Tax on gains on foreign currency borrowings hedging foreign currency investments	**2.0**	-
Profit on redemption of shares following placement of share capital	-	50.0
Total recognised gains and losses relating to the year	**13.6**	43.1
Prior year adjustment – UITF 17 (revised) and UITF 38 (note 1)	**(1.3)**	
Total gains and losses since last annual report	**12.3**	

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS

For the year ended 31 December

	2004 £m	2003 restated £m
Profit for the year	**20.2**	11.8
Dividends	**(15.4)**	(13.1)
	4.8	(1.3)
Disposal of goodwill in reserves	-	0.7
Translation differences on foreign currency net investments less translation differences on foreign currency loans taken out to fund those investments (net of taxation)	**(6.6)**	(19.4)
Profit on redemption of shares following placement of share capital	-	50.0
Purchase of own shares held in trust	**(4.1)**	-
Consideration received for own shares on exercise of options	**0.9**	1.8
UITF 17 (revised) charge for the year	**0.8**	1.1
New share capital issued (including share premium) net of expenses	**3.9**	17.3
Shares to be issued	**4.2**	-
Net addition to equity shareholders' funds	**3.9**	50.2
Opening equity shareholders' funds as previously reported	**75.0**	26.4
Prior year adjustment – UITF 38	**(5.2)**	(6.8)
Opening equity shareholders' funds as restated	**69.8**	19.6
Closing equity shareholders' funds	**73.7**	69.8

1. **Accounting policies**

Basis of accounting

The financial statements have been prepared under the historical cost convention in accordance with the Companies Act 1985 and applicable UK Accounting Standards. The transitional arrangements of FRS 17 'Retirement Benefits' have been adopted, which require additional disclosures in respect of retirement benefits. UITF Abstract 38 'Accounting for ESOP trusts' and the revision of UITF 17 'Employee Share Schemes' were issued on 15 December 2003 and are applicable for the year ended 31 December 2004. Under UITF 38, shares held through an ESOP trust are shown as a deduction in arriving at shareholders' funds. Previously these shares were shown as a fixed asset investment.

The reclassification of own shares held from fixed asset investments to equity has reduced net assets by £8.5m at 31 December 2004 (2003 £5.2m). Under the revised UITF 17, share based payments made are charged to the profit and loss based on the intrinsic value of the shares rather than the book value. This amendment has resulted in a reduction in operating profit of £0.8m for the year to 31 December 2004 (2003 £1.1m). There has been no change to the net assets at 31 December 2004 and 31 December 2003 as a result of the revisions to UITF 17.

2. **Geographic analysis**

In the opinion of the directors, the group has only one class of business, which is the provision of market information services.

Turnover – continuing activities	**Sales by origin**		**Sales by destination**	
	2004	2003	**2004**	2003
	£m	£m	**£m**	£m
Europe and Middle East				
- group	**615.4**	526.5	**598.0**	515.1
- joint ventures	**2.4**	1.8	**2.4**	1.8
Americas				
- group	**239.8**	204.8	**259.2**	216.7
- joint ventures	**1.6**	2.0	**1.6**	2.0
Asia Pacific				
- group	**73.4**	58.2	**71.4**	57.7
- joint ventures	**12.7**	11.9	**12.7**	11.9
Total	**945.3**	805.2	**945.3**	805.2
- group	**928.6**	789.5	**928.6**	789.5
- joint ventures	**16.7**	15.7	**16.7**	15.7

Intra-group turnover between geographic segments is not considered material.

	Operating profit before goodwill charges and integration costs		Profit on ordinary activities before taxation	
	2004 £m	2003 restated £m	2004 £m	2003 restated £m
Europe and Middle East				
- group	**62.5**	46.6	**52.5**	26.9
- joint ventures	**0.5**	0.3	**0.5**	0.3
Americas				
- group	**28.8**	29.0	**4.7**	17.9
- joint ventures	**0.2**	0.1	**0.1**	-
Asia Pacific				
- group	**7.4**	1.3	**4.5**	(0.2)
- joint ventures	**2.6**	2.4	**2.1**	1.9
Total	**102.0**	79.7	**64.4**	46.8
- group	**98.7**	76.9	**61.7**	44.6
- joint ventures	**3.3**	2.8	**2.7**	2.2
Share of operating profit of associates			**1.3**	0.6
Net interest payable and similar charges			**(18.7)**	(15.4)
Exceptional finance charges			**(3.6)**	(0.7)
			43.4	31.3

Net assets	2004 £m	2003 restated £m
Europe and Middle East		
- group	**44.2**	46.0
- joint ventures	**0.8**	0.5
Americas		
- group	**29.4**	25.9
- joint ventures	**2.6**	3.1
Asia Pacific		
- group	**8.6**	(2.0)
- joint ventures	**13.4**	16.4
Net operating assets	**99.0**	89.9
- group	**82.2**	69.9
- joint ventures	**16.8**	20.0
Unallocated amounts:		
Current and deferred taxation	**(6.0)**	(4.2)
Dividends payable	**(10.6)**	(9.0)
Net assets	**82.4**	76.7

Europe and Middle East includes goodwill and external borrowings.

3. Earnings per share

Basic earnings per share have been calculated on the profit after taxation and minority interests of £20.2m (2003 £11.8m) and on 437.6 million shares (2003 413.1 million), being the weighted average number of shares in issue during the year, excluding those held in the ESOP and the EBT, which are treated as cancelled. The diluted earnings per share have been calculated in accordance with the provisions of FRS 14, with the weighted average number of shares in issue being adjusted to assume conversion of all potentially dilutive shares for the period they were outstanding. Shares held by the ESOP and the EBT, which are under performance-based options, are included in the diluted weighted average number of shares as the performance conditions are deemed to have been met for the purposes of this calculation.

The diluted weighted average number of shares is 446.6 million (2003 419.0 million).

Adjusted earnings per share before goodwill charges, integration costs and exceptional finance charges have been calculated on the profit after taxation and minority interests of £55.5m (2003 £42.4m), which excludes goodwill charges of £27.8m (2003 £23.9m) and integration costs and exceptional finance charges of £7.5m net of tax (2003 £6.7m net of tax), and on the basic weighted average number of shares. The directors believe that earnings per share before goodwill charges and exceptional items assists in understanding the underlying performance of the group.

The weighted average number of ordinary shares in issue during the year for the purpose of these calculations is as follows:

	2004	2003
Weighted average number of shares (millions)		
Share capital	**445.1**	421.6
Shares held by ESOP	**(1.1)**	(1.9)
Shares held by EBT	**(6.4)**	(6.6)
Basic earnings per share denominator	**437.6**	413.1
Dilutive effect of share options	**9.0**	5.9
Dilutive earnings per share denominator	**446.6**	419.0

4. Consolidated statement of cash flow

Reconciliation of operating profit to net cash inflow from operating activities

	2004 £m	2003 restated £m
Operating profit	**61.7**	44.6
Amortisation and impairment of intangible fixed assets	**27.8**	23.8
Depreciation of tangible fixed assets	**23.6**	22.5
Loss/(profit) on sale of fixed assets	**0.4**	(1.2)
UITF 17 (revised) charge	**0.8**	1.1
Decrease in stock - work-in-progress	**2.3**	8.5
(Increase) in debtors	**(3.2)**	(16.5)
Increase in creditors	**0.7**	20.0
(Decrease)/increase in provisions	**(6.9)**	2.1
Net cash inflow from continuing operating activities	**107.2**	104.9

Operating cash flows from continuing activities include an outflow of £11.5m (2003 £5.5m) relating to integration costs of £9.8m (2003 £9.0m).

Reconciliation of net cash flow to movement in net debt

	2004 £m
Increase in cash in the year	**25.1**
Cash outflow from decrease in debt	**1.6**
Change in net debt resulting from cash flows	**26.7**
Translation difference	**10.8**
Non-cash movement	**(4.9)**
Movement in net debt in the year	**32.6**
Net debt at 1 January 2004	**(367.7)**
Net debt at 31 December 2004	**(335.1)**

Analysis of net debt

	At 1 Jan 2004 £m	Cash flow £m	Exchange movement £m	Acquis-itions £m	Non-cash movements £m	**At 31 Dec 2004 £m**
Cash at bank and in hand	32.2	23.6	0.1	1.5	-	**57.4**
Loans repayable within 1 year	(107.0)	16.6	2.2	-	85.0	**(3.2)**
Loans repayable after more than 1 year	(291.9)	(15.4)	8.5	-	(89.9)	**(388.7)**
Obligations under finance leases	(1.0)	0.4	-	-	-	**(0.6)**
	(367.7)	25.2	10.8	1.5	(4.9)	**(335.1)**

The net non-cash movement represents the amortisation of arrangement fees of £4.9m and the renegotiation of borrowing facilities.

Analysis of the net cash outflow in respect of the purchase of subsidiary undertakings and businesses

	2004 £m
Cash consideration	
prior year acquisitions	**(7.3)**
2004 acquisitions	**(7.4)**
	(14.7)
NFO acquisition – *receipt of recoverable amount*	**2.2**
	(12.5)
Net cash acquired	**1.5**
Net cash outflow in respect of the purchase of subsidiary undertakings and businesses	**(11.0)**

5. **Financial Information**

The preliminary results were approved by the board on 7 March 2005. The financial information contained in this announcement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2003, together with an unqualified auditors' report thereon, have been delivered to the Registrar of Companies. Statutory accounts for the year ended 31 December 2004 have not yet been delivered to the Registrar of Companies. The group's annual report and accounts for 2004 will be delivered to shareholders in early April and will be filed with the Registrar of Companies, together with an unqualified auditors' report thereon, following the annual general meeting. It will be available electronically from the Investor Centre of the group's website at www.tns-global.com in early April.

Additional information

Subject to approval by shareholders at the annual general meeting on Wednesday 11 May 2005, the final dividend will be paid on 6 July 2005 to shareholders on the register on 27 May 2005.

Copies of this release are available from the Head of Investor Relations, Taylor Nelson Sofres plc, Westgate, London W5 1UA. Email: Janis.Parks@tns-global.com. It can also be found in the Investor Centre of the group's website at www.tns-global.com.